

May 26, 2011

<u>Via U.S. Mail</u>
Mohammad Abdel Hadj
President and Director
Inventtech Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

   Re: **Inventtech Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed May 4, 2011
      File No. 333-173040

Dear Mr. Abdel Hadj:

   We have reviewed the above-referenced filing and the related response letter dated May 4, 2011, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2011.

<u>General</u>

1.   Please update your financial statements and other financial information in the filing to include the interim period ended March 31, 2011 in accordance with Rule 8-08 of Regulation S-X.

   You may contact Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

        Sincerely,

        /s/ Barbara C. Jacobs

        Barbara C. Jacobs
        Assistant Director

cc: <u>Via E-mail</u>
   John S. Gillies, Esq.
   David M. Loev, Esq.
   The Loev Law Firm, P.C.